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                                                                    EXHIBIT 12.1

                       AFFILIATED COMPUTER SERVICES, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                                      9 Mos Ended
                                                        1996         1997         1998         1999         2000        3/31/01
                                                     ---------    ---------    ---------    ---------    ---------    -----------
Income before income taxes                           $  55,917    $  83,570    $  94,092    $ 145,537    $ 195,270     $ 161,076

Less: Minority interest expense                             --           --          882          360          (84)         (940)
Less:  Capitalized interest                               (313)        (300)         (33)        (225)          --            --

Interest and related charges on debt(a)                  3,417        7,121       12,059       17,594       23,979        16,250
Portions of rentals representative of interest(b)       14,279       21,497       23,271       27,383       30,349        20,606
                                                     ---------    ---------    ---------    ---------    ---------     ---------
  Total fixed charges included in net income            17,696       28,618       35,330       44,977       54,328        36,856

Earnings available for fixed charges                    73,300      111,888      130,271      190,649      249,514       196,992
                                                     =========    =========    =========    =========    =========     =========
Fixed charges:

Fixed charges included in net income                    17,696       28,618       35,330       44,977       54,328        36,856
Interest capitalized during the period                     313          300           33          225           --            --
                                                     ---------    ---------    ---------    ---------    ---------     ---------
  Total fixed charges                                   18,009       28,918       35,363       45,202       54,328        36,856
                                                     =========    =========    =========    =========    =========     =========

Ratio of earnings to fixed charges                         4.1          3.9          3.7(c)       4.2          4.6(c)        5.3
                                                     =========    =========    =========    =========    =========     =========

(a) Interest and related charges on debt consists of interest expense, capitalized interest and amortization of debt issuance costs.

(b) Portion of rentals representative of interest is estimated to be one-third of rental expense.

(c) For fiscal year 1998, if the merger costs related to the December 1997 ACS Government Solutions Group, Inc. merger of $13.0 million ($8.9 million, net of tax) were excluded, the ratio of earnings to fixed charges would have been 4.0. For fiscal year 2000, if the net non-operating gains of $13.9 million ($1.1 million, net of tax) related to divestiture and restructuring activities and the $3.0 million of accelerated expenses in connection with the consolidation of certain business process outsourcing operations were excluded, the ratio of earnings to fixed charges would have been 4.4.